China Housing & Land Development, Inc.

6 Youyu Dong Lu, Han Yuan 4 Lou

Xi’an, Shaanxi Province, China 710054

January 31, 2013

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	China Housing & Land Development, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Filed November 14, 2012

File No. 1-34065

Dear Mr. O’Brien:

As discussed with the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), China Housing & Land Development, Inc. (the “Company”) will not be able to respond within ten (10) business days to the comments contained in a letter the Company received from the SEC dated January 15, 2013 (the “Letter”). The Company requires additional time to provide thorough responses to the comments in the Letter. The Company intends to provide a response to the Letter no later than February 8, 2013.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely, Xiaohong Feng Chief Executive Officer